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                [MIDWEST MEDICAL INSURANCE HOLDING COMPANY LOGO]

                   MIDWEST MEDICAL INSURANCE HOLDING COMPANY
                        7650 EDINBOROUGH WAY, SUITE 400
                           MINNEAPOLIS, MN 55435-5978

                                 June 29, 2000

RE: Exchange Offer Extension
Dear Class A shareholder:

     As you know, Midwest Medical Insurance Holding Company has offered to acquire, from all Class A shareholders, all of their Class A shares in exchange for 1 share of new Class C common stock per Class A shareholder, plus $66.00 for each Class A share held by that shareholder. An Offering Circular further describing the details of that offer was sent to all Class A shareholders on May 12, 2000. Creation of the Class C common stock was approved at a shareholders' meeting held on June 29, 2000. The Exchange Offer was originally scheduled to expire on June 29, 2000. As of the date of this letter, we have received Letters of Acceptance from holders of approximately 70,000 Class A shares (or 50% of those outstanding), agreeing to participate in the Exchange Offer. However, since there are approximately 140,000 Class A shares outstanding, we have not yet achieved our goal of participation by holders of at least 95% of the Class A shares.

     Therefore, we have decided to extend the Exchange Offer. The "Expiration Time" mentioned in the Offering Circular is hereby changed to 5:00 p.m., Minneapolis time, on July 31, 2000. If you have previously offered to participate in the Exchange Offer by returning your Letter of Acceptance, this extension has the effect of also extending your right to withdraw previously tendered shares. Please refer to the Offering Circular for additional information regarding this withdrawal right.

     If you have not yet elected to participate in the Exchange Offer by returning your Letter of Acceptance, we urge you to do so as soon as possible. As explained in the Offering Circular, the Board of Directors believes that the Exchange Offer is in the best interests of the Class A shareholders and the Company, and encourages you to take this opportunity to realize an immediate cash benefit from these otherwise non-transferable shares. Please refer to the Offering Circular for additional information regarding the Exchange Offer. A new Letter of Acceptance, with a return envelope, is enclosed in case you have misplaced or discarded the Letter of Acceptance previously sent to you. Please sign and return it as soon as possible if you would like to take advantage of this opportunity.

     If you have any additional questions, or if you would like to receive another copy of the Offering Circular, please contact Niles A. Cole, Chief Financial Officer, Midwest Medical Insurance Holding Company, 7650 Edinborough Way, Suite 400, Minneapolis, MN 55435-5978, telephone: (952) 838-6767, facsimile: (952) 838-6808, e-mail: niles.cole@mmihc.com.
Sincerely,

[/s/ David P. Bounk]
David P. Bounk, President
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                                                 [STOCK EXCHANGE OFFER EXTENDED]

IF YOU HAVE ALREADY RETURNED YOUR CARD, THANK YOU! SEC REGULATIONS REQUIRE THAT WE SEND THIS EXTENSION TO ALL SHAREHOLDERS. THE EXCHANGE OFFER HAS BEEN EXTENDED TO JULY 31, 2000.

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MIDWEST MEDICAL INSURANCE HOLDING COMPANY                          JUNE 29, 2000
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THE OFFER:

Benefits you and MMIHC. Exchange all your Class A Shares for $66 per share and one share of new Class C common stock. Creation of the Class C common stock was approved by more than 98 percent of the vested shareholders at the shareholder meeting held today.

WHY THE EXCHANGE:

To return funds to you, the owner, and to simplify the stock. If successful, this offer will return in excess of $9 million to shareholders.

WHAT DOES IT MEAN TO YOU:

- You will receive slightly more than the redemption value of your Class A shares now, while you are still a MMIHC policyholder, rather than when you cease coverage with us.

-   You will continue to have the same rights of ownership in MMIHC.

- The offer will not affect your premium rates or future policyholder dividends.

IF YOU HAVEN'T RETURNED YOUR ACCEPTANCE LETTER, PLEASE SIGN THE ENCLOSED CARD AND RETURN IT TO MMIHC BY 5 P.M. JULY 31, 2000.


If you have any questions about this shareholder's offering, please contact Niles Cole at:

Phone: 1-800-328-5532
or 952-838-6700
E-mail: niles.cole@mmihc.com

We can make this offer now because of our continued strong operating results and the strong performance of our invested assets.

PLEASE REVIEW THE ENCLOSED LETTER, AND THE OFFERING CIRCULAR PREVIOUSLY SENT TO YOU, FOR ADDITIONAL INFORMATION.


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